UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                               SWIFTYNET.COM, INC.

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                  COMMON STOCK
                            CLASS A PURCHASE WARRANTS

                              CUSIP NO. 870763 10 9

                              Bruce Brashear, Esq.
                           Brashear & Associates, P.L.
                              926 N.W. 13th Street
                              Gainesville, FL 32601
                                 (352) 336-0800

                                 March 27, 2000


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







                        CUSIP NO. 870763 10 9 Page 1 of 4

                                              CUSIP NO. 870763 10 9 Page 2 of 4


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(1)      NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Raymond Lipsch  ###-##-####
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(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                    (a)     /./
                                    (b)     /X/
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(3)      SEC USE ONLY

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(4)      SOURCE OF FUNDS

         PF
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(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                             /NA/

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(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S. Citizen
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                                    (7)     SOLE VOTING POWER


                                     ..............483,520..............
NUMBER OF SHARES
                                    (8)     SHARED VOTING POWER
BENEFICIALLY OWNED BY

EACH REPORTING PERSON                .................0.................

WITH
                                    (9)     SOLE DISPOSITIVE POWER


                                     ..............483,520..............

                                    (10)    SHARED DISPOSITIVE POWER


                                    ..................0.................
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(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         483,520
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(12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)                                           /NA/

                                              CUSIP NO. 870763 10 9 Page 3 of 4
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(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.9%
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(14)     TYPE OF REPORTING PERSON (See Instructions)

         IN
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Item 1.  Security and Issuer.

This schedule relates to shares of Common Stock with a par value of $.0001 and Purchase Warrants redeemable at $7.25 of SwiftyNet.com, Inc. (the "Issuer") The Issuer's principal executive office is located at 201 East Kennedy Boulevard, Suite 520, Tampa, Florida 33602. The Company's President and Secretary is Rachel
L. Steele. Donald Hughes is Vice-President. Raymond Lipsch is Treasurer, CFO and CEO of the Company.

Item 2.  Identity and Background.

(a) Raymond Lipsch; (b) Residence: 19522 Michigan Avenue, Odessa, Florida 33556;
(c) Mr. Lipsch' principal business is as a sales representative for AvMed in Gainesville, Florida; (d) Mr. Lipsch has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last five years; (e) Mr. Lipsch has not been a party to a civil proceeding involving state or federal laws or violations thereof in the last five years.(f) Mr. Lipsch is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

The funds used to acquire any securities were personal funds. Some of the funds were obtained for the purpose of purchasing and holding securities. Some of the securities were issued as compensation.

Item 4.  Purpose of Transaction.

The purpose of purchases of securities by Mr. Lipsch is investment. The reporting person intends to continuously review his position in SwiftyNet.com, Inc. and may, depending upon the evaluation of the Company's business and prospects, as well as upon future developments, price, availability of shares and other factors, determine to increase, decrease or eliminate his position in the Company.

The reporting person is not considering any plans or proposals which relate to or would result in: (a) the acquisition or disposition by any person of additional securities of the Issuer other than general knowledge that the Issuer's securities are the subject of a public offering where its securities will be sold and purchased; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the Issuer's Board of Directors or management; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the Issuer's business, corporate structure, charter or by-laws; (g) any change in the

                                             CUSIP NO. 870763 10 9 Page 4 of 4

Issuer's charter, bylaws or instruments which would impede the acquisition of control of the Issuer by any person; (h) any class of securities of the Issuer to be delisted; (i) the Issuer's common stock to be eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a) Mr. Lipsch directly beneficially owns an aggregate interest of 3.9% in the Company with a total of 460,480 common shares and 23,040 Purchase Warrants. The Issuer has a total of 50,000,000 common shares authorized. As of June 30, 2000, 12,514,120 shares and 318,240 Purchase Warrants were outstanding. All but 972,012 shares are restricted under Rule 144. All of Mr. Lipsch's securities are restricted. (b) Mr. Lipsch has the power to vote all shares owned in the Company and to dispose or to direct the disposition of those shares; (c) No transactions were effected during the last 60 days; (d) Mr. Lipsch has the right to receive dividends from all of his shares. He has the power to direct the distribution of shares in the Company as an officer, director and voting shareholder; (e) NA.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.  Materials to Be Filed as Exhibits.

None.

Signatures.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            /s/ Raymond Lipsch
                                            -----------------------------
Date:  July 26, 2000                       Raymond Lipsch, CEO,CFO and Treasurer